UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0-51446

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CONSOLIDATED COMMUNICATIONS 401(k) PLAN FOR TEXAS BARGAINING ASSOCIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.
121 South 17th Street
Mattoon, IL 61938-3987

CONSOLIDATED COMMUNICATIONS 401(k) PLAN FOR TEXAS BARGAINING ASSOCIATES

TABLE OF CONTENTS

Financial Statements.

		Page(s)

1.	Report of Independent Registered Public Accounting Firm	1-2

2.	Statements of Net Assets Available for Plan Benefits	3

3.	Statements of Changes in Net Assets Available for Plan Benefits	4

4.	Notes to Financial Statements	5-13

5.	Supplemental Schedule	14-15

6.	Signatures	16

Exhibits. The following exhibit is filed as a part of this annual report:

No.	Description

Exhibit 23.1	Consent of West & Company, LLC

WEST & COMPANY, LLC

MEMBERS	CERTIFIED PUBLIC ACCOUNTANTS
&
E. LYNN FREESE	CONSULTANTS
RICHARD C. WEST	1009 SOUTH HAMILTON	OFFICES
KENNETH L. VOGT	P.O. BOX 80
BRIAN E. DANIELL	SULLIVAN, ILLINOIS 61951	EDWARDSVILLE
JANICE K. ROMACK		EFFINGHAM
DIANA R. SMITH		GREENVILLE
D. RAIF PERRY	(217) 728-4307	MATTOON
JOHN H. VOGT	www.westcpa.com	SULLIVAN

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrators of the Consolidated Communications 401(k) Plan For Texas Bargaining Associates

We have audited the accompanying statements of net assets available for plan benefits of the Consolidated Communications 401(k) Plan for Texas Bargaining Associates as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, of the Consolidated Communications 401(k) Plan for Texas Bargaining Associates as of December 31, 2007 and 2006, and for the years then ended present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Member of Private Coipanies Practice Section

Our audit of the Plan's financial statements as of and for the year ended December 31, 2007, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2007, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 23, 2008
Sullivan, Illinois

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31,

	2007	2006
ASSETS:
Investments at fair value:
MassMutual Guaranteed Interest Accounts	$549,506	$481,872
MassMutual Separate Investment Accounts	5,802,391	4,878,143
Employer common stock	5,659	1,145

Total investments	6,357,556	5,361,160

Receivables:
Employer contributions	4,548	4,191
Participant contributions	23,355	21,338

Total receivables	27,903	25,529

Participant loans	280,580	233,633

Net assets available for plan benefits at fair value	6,666,039	5,620,322

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	20,391	7,875

Net assets available for plan benefits	$6,686,430	$5,628,197

See notes to financial statements.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the years ended December 31,

	2007	2006
ADDITIONS:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$39,270	$34,323
Net appreciation in fair value of investments	333,141	573,453
	372,411	607,776
Contributions:
Participants and rollovers	598,409	600,738
Employer	253,650	120,267

Total contributions	852,059	721,005

Total additions	1,224,470	1,328,781

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid	164,527	496,593
Transfers to non-union plan		25,588
Administrative expenses	1,710	2,410

Total deductions	166,237	524,591

Net increase	1,058,233	804,190

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	5,628,197	4,824,007

End of year	$6,686,430	$5,628,197

See notes to financial statements.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of Consolidated Communications 401(k) Plan for Texas Bargaining Associates provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan with a 401(k) feature covering all bargaining (union) employees of Consolidated Communications, Inc. (the "Company") who belong to the Communications Workers of America Union. Union employees who have completed one year of service (minimum 1,000 hours of service) and have reached age twenty-one are eligible. Entry dates are the first day of the plan year quarter that is or next follows the date eligibility requirements are satisfied.

The Plan was established March 1, 1996. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year participants may contribute any whole percentage from 1% to 50% of pretax annual compensation as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participant contributions are subject to certain limitations set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 21 investment options. The Plan was amended effective July 1, 2006 to provide employer stock as an investment option under the Plan.

The Company matches 50% of the first 3% of a participant's compensation contributed to the Plan.

A new union contract was finalized in 2007. A ratification bonus of $750 was paid to each active employee as an employer contribution to their 401k account. A total employer contribution of $138,750 was contributed to 185 employees in December, 2007.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (Continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus gains and losses thereon is based on years of service. A participant is 100 percent vested after three years of service.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account,

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period of time not more than the participant's assumed life expectancy (or the assumed life expectancies of the participant and his/her beneficiary), or in partial withdrawals. Participants who terminate service due to death or disability become 100% vested in their account balance. For termination of service for other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.

The Plan was amended in 2006 to allow distributions to be made in employer stock as well as in cash.

If the value of a participant's vested interest is less than $1,000, then a lump sum distribution will be made without regard to the consent of the participant within a reasonable time after termination of service.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (Continued)

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, which ever is less. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates that range from 6.25% to 9.5 0% which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer contributions. At December 31, 2007 and 2006, the total forfeited nonvested accounts are not significant to the financial statements as presented.

Subsequent Events

Effective January 1, 2008, participants may enroll in the plan the first of a quarter following date of hire or attaining age 21. Company match amounts have increased to 100% of the first 6% of participant contributions for employees hired on or after January 1, 2008. Participants hired prior to January 1, 2008 continue to receive a 50% company match on the first 3% of contributions.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Units of the separate investment accounts are valued at the net asset values of units held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value. The fair value of the guaranteed interest contract is calculated by discounting the related cash flows based on the interest rate being earned by investments underlying the guaranteed interest account without regard to capital gains and losses, the assumed interest rate obtainable by MassMutual on new investments and the asset flows of an investment with coupon and maturity characteristics based upon the foregoing rates.

Purchases and sales of securities are recorded on a trade-date basis. Net gains and losses from investment transactions are computed by the Plan custodian.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Administrative Expenses

All administrative expenses charged to the Plan are paid directly by the Plan Administrator. Investment advisory fees for portfolio management of the investment funds are paid directly from fund earnings. Plan expenses which are incurred by, or are attributable to, a particular participant based on use of a particular Plan feature are deducted directly from the participant's account. Examples of these administrative expenses are loan processing fees, distribution fees, and other administrative charges.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	INVESTMENTS

The following presents investments held by the Plan that represent 5% or more of the Plan's net assets at December 31:

	2007		2006
	Units	Value	Units	Value
MassMutual Separate Investment Accounts:
MassMutual Premier Core Bond	317	$489,960	259	$374,699
MassMutual Destination Retirement 2020	2,265	557,984	1,972	460,792
MassMutual Select Indexed Equity	7,423	2,951,490	7,184	2,720,316
MassMutual Premier International Equity	1,282	688,534	1,039	492,909
MassMutual Guaranteed Investment Accounts	46,996	569,897	42,001	489,746

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

During 2007 and 2006, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $333,141 and $573,453, respectively, as follows:

	2007	2006
MassMutual Separate Investment Accounts	$333,394	$573,309
Consolidated Communications Holdings, Inc. common stock	(253)	144
	$333,141	$573,453

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENT CONTRACT WITH MASSMUTUAL

The Plan holds a benefit-responsive investment contract with MassMutual. MassMutual maintains the contributions in a general account. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with issuer, but it may not be less than 4.00% and 3.25% at December 31, 2007 and 2006, respectively. Such interest rates are adjusted semiannually.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents, including complete or partial plan termination, (2) any change in Plan operation, including changes in investment allocation, the establishment or activation of, or material, change in, any Plan investment fund or any change in administrative procedures, (3) the Internal Revenue Service determines that the Plan no longer meets the requirements of Code section 401(a), 403(a), 414(d), 414(e) or any other applicable Code provision, and (4) investor breaches a provision of the investment agreement. The Plan administrators do not believe that the occurrence of any such terminating events, which may limit the Plan's ability to transact at contract value with participants, is probable.

The average yield earned by the Plan on the guaranteed interest contract based on actual earnings and based on the interest rate credited to participants was 3.68% and 3.41% for 2007 and 2006, respectively.

CONSOLIDATED COMMUNICATIONS
401(K) PLAN FOR TEXAS BARGAINING ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although, the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment funds will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

8.	PLAN AMENDMENTS

The Plan was amended effective March 28, 2005, with respect to distributions made on or after that date in which the participant's vested account balance is $5,000 or less. The amendment allows the participant the option of electing whether to receive the distribution or to rollover the distribution into another retirement plan. If a participant fails to elect a distribution method, a vested account balance that is $1,000 or greater will be automatically invested in an individual retirement account.

Effective July 1, 2006, the Plan was amended to add Consolidated Communications Holdings, Inc. stock, par value S.01, as an investment option under the Plan.

CONSOLIDATED COMMUNICATIONS
401(10 PLAN FOR TEXAS BARGAINING ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

8.	PLAN AMENDMENTS, continued

As described in note 1, the Plan was amended effective January 1, 2008 to increase company match contributions to 100% of the first 6% of participant contributions for employees hired on or after January 1, 2008. In addition, the one year of service requirement was removed effective January 1, 2008, and the employer match contributions changed to equal a discretionary percentage, to be determined by the employer, of the participant's elective deferrals.

Effective October 17, 2007, the Plan was amended to allow a discretionary profit sharing contribution to all union employees employed on the ratification date of the most recent collective bargaining agreement. Employees will be 100% vested in this contribution.

9.	PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of Consolidated Communications Holdings, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. At December 31, 2007 and 2006, the Plan held 441 and 92 shares of common stock with fair values of $5,659 and $1,145, respectively.

Certain Plan investments are units of guaranteed interest and pooled separate accounts managed by MassMutual, the custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also permits loans to participants, which also qualify as party-in-interest transactions. Such transactions are exempt from being prohibited transactions.

SUPPLEMENTAL SCHEDULE

CONSOLIDATED COMMUNICATIONS 401(K) PLAN
FOR TEXAS BARGAINING ASSOCIATES

FEIN: 02-0636475

PLAN NO. 004

FORM 5500, SCHEDULE H, LINE 4(1) - SCHEDULE OF ASSETS HELD AT END OF
YEAR
Asof December 31, 2007

(b)	(c)	(d)	(e)
Identity of Issue	Current Units/Shares	Cost	Current Value
* MassMutual:
MassMutual Select Aggressive Growth	2,400	**	$178,201
MassMutual Premier Capital Appreciation	328	**	61,724
MassMutual Premier Core Bond	317	**	489,960
MassMutual Premier Core Value Equity	8	**	57,231
MassMutual Destination Retirement	2	* *	402
MassMutual Destination Retirement 2010	125	**	15,844
MassMutual Destination Retirement 2020	2,265	**	557,984
MassMutual Destination Retirement 2030	327	**	80,916
MassMutual Destination Retirement 2040	230	**	62,823
MassMutual Select Focused Value	593	**	154,552
MassMutual Select Indexed Equity	7,423	**	2,951,490
MassMutual Premier International Equity	1,282	**	688,534
MassMutual Select Large Cap Value	753	**	156,467
MassMutual Select Mid Cap Growth 11	1,042	**	279,621
MassMutual Select Mid Cap Value	14	**	1,495
MassMutual Select Small Cap Value Equity	169	**	16,348
MassMutual Select Diversified Value	11	**	1,493
MassMutual Select Overseas	82	**	13,987
MassMutual Small Cap Select	321	**	33,319
SF Guaranteed	46,996	**	569,897
* Consolidated Communications Holdings, Inc. common stock, $.01 par value	441	* *	5,659
* Participant loans, 6.25-9.50%			280,580

* Party-in-interest
** Cost omitted for participant directed investments.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Consolidated Communications, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Consolidated Communications 401(k) Plan for Texas Bargaining Associates, by Consolidated Communications, Inc., as Plan Administrator

Date: June 27, 2008	By:	/s/ Steven L. Childers
Chief Financial Officer, Consolidated Communications, Inc.